Filed by Nuveen Dividend Advantage Municipal Fund 3

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Companies:

Nuveen Municipal Advantage Fund, Inc.

Commission File No. 811-05957

Nuveen Premium Income Municipal Fund 4, Inc.

Commission File No. 811-07432

Nuveen Dividend Advantage Municipal Fund 2

Commission File No. 811-10255

Nuveen Dividend Advantage Municipal Fund 2	Nuveen Municipal Opportunity Fund, Inc.
Nuveen Municipal Advantage Fund, Inc.	Nuveen Quality Income Municipal Fund, Inc.
Nuveen Premium Income Municipal Fund 4, Inc.	Nuveen Quality Municipal Fund, Inc.

IMPORTANT NOTICE:

Shareholder Meeting Adjourned until February 10, 2016

Please exercise your right to vote as soon as possible!

Dear Shareholder:

It is urgent for you to vote as soon as possible on the proposal(s) that affects your investment in your Nuveen fund.

The shareholder meeting has been adjourned. In October, we mailed you a Joint Proxy Statement/Prospectus requesting your vote on an important proposal(s) affecting your fund. The meeting to decide on this proposal has adjourned several times. This meeting will be reconvened on February 10, 2016 at 2:00 PM CT, at the offices of Nuveen Investments, 333 West Wacker Drive, Chicago, IL 60606. This letter was sent because you held shares in the fund on the record date and we have not received your vote.

YOUR FUND’S BOARD RECOMMENDS YOU VOTE “FOR” THE PROPOSAL(S)

YOUR VOTE IS VERY IMPORTANT

VOTING NOW HELPS MINIMIZE PROXY COSTS, AVOIDS UNNECESSARY

COMMUNICATIONS WITH SHAREHOLDERS AND ELIMINATES PHONE CALLS

Please vote using one of the following options:

1.	VOTE ONLINE

Log on to the website listed on your proxy card. Please have your proxy card in hand to access your control number (located in the box) and follow the on screen instructions.

2.	VOTE BY TOUCH-TONE TELEPHONE

Call the toll free number listed on your proxy card. Please have your proxy card in hand to access your control number (located in the box) and follow the recorded instructions.

3.	VOTE BY MAIL

Complete, sign and date the enclosed proxy card(s), then return them in the enclosed postage paid envelope.

The Joint Proxy Statement/Prospectus we sent you contains important information regarding the proposal(s) that you and other shareholders are being asked to consider. Please read the materials carefully. If you have any questions regarding the proposal(s), or need assistance with voting, you may call Computershare Fund Services, the fund’s proxy solicitor, toll free at 1-866-434-7510.

Thank you for your prompt attention to this matter. If you have already voted, we appreciate your participation.